EXHIBIT 99.50

Mercator Production for Two Months Exceeds Projected Q2
2011 Production Guidance

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia – June 7, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce that that for the first two months of Q2 2011, the Company produced 7,538,130 pounds of copper and 1,128,674 pounds of molybdenum at its wholly owned Mineral Park mine in Arizona, as compared to total Q2 2011 production guidance for the months of April to June, given on March 8, 2011 of 10,163,548 pounds of copper and 1,033,558 pounds of molybdenum, representing 74% of the guided quarterly copper production and 109% of the guided quarterly molybdenum production during a period of two months of a three month quarter, with a full month of production to come.  Improved mill performance, increased recoveries and increased mined tonnage accounted for the higher than expected production levels.  In addition, Mineral Park produced 56,953 ounces of silver in May.

	April	May	2 Month Total	Q210 Guidance
Copper Production	3,703,804	3,834,326	7,538,130	10,163,548
Molybdenum Production	610,017	518,657	1,128,674	1,033,558

“Our operating teams in the mill and the pit have continued to make improvements in all areas of production.  They deserve 100% of the credit for this exceptional performance,” stated Mike Surratt, Mercator’s President & CEO.

El Pilar Development Update

Mercator has completed two 300 tonne crib tests to determine run-of-mine ore leachability at its El Pilar SX/EW development project in Mexico.  The completed tests demonstrate recoveries of 67.9% for Crib 1 and 63.7% for Crib 2 over 120 days.   The recoveries were very similar to the recoveries produced in column testing, where 67.5% recovery was achieved in 120 days.  As a result of this successful test program, Mercator is proceeding with an optimized feasibility study incorporating the run-of-mine development option for El Pilar.  Run-of-mine leaching will eliminate the capital and operating costs associated with the crushing plant for El Pilar.  The optimized feasibility study is expected to be complete in July.

“El Pilar is shaping up to be a very robust project and we are looking forward to building one of the larger copper heap leach operations in North America,” said Mike Surratt.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information contained in this release other than in respect of the El Pilar Project.  Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-

President Exploration, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.